

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Jacob Lakhany
President
Com2000, Inc.
1575 W Horizon Ridge Pkwy, #531401
Henderson, NV 89012

   Re: Com2000, Inc.
    Registration Statement on Form S-1
    Filed October 25, 2021
    File No. 333-260491

Dear Mr. Lakhany:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary, page 1

1. Please include a brief description of your plan to develop a mobile application and how it relates to your overall business.

Risk Factors
The success of our business depends on our ability to maintain and enhance our reputation and brand, page 6

2. Your references to the smoke accessories industry here and partnerships with sports development companies on page 11 do not appear to relate to your current business. Please advise or revise.

<u>Insiders will continue to have substantial control over us and our policies after this offering and will be able to influence corporate..., page 10</u>

3.   We note your disclosure that Mr. Hua Song Xiu and Family beneficially own over 90% of your common stock and will maintain this level of control assuming your entire primary and secondary offerings are sold. Please reconcile this statement with the beneficial ownership table on page 31 that indicates Mr. Hua's affiliates, Infinite Space Investment Ltd. and Blocklink Limited, beneficially own 60% of the outstanding shares of common stock. Please advise or revise.

<u>Dilution, page 17</u>

4.   Please revise to include tabular disclosure that assumes the sale of 25%, 50%, 75% and 100% of the shares you are offering.

<u>Directors, Executive Officers, Promoters and Control Persons, page 28</u>

5.   Please revise the management biographies of your executive officers and chairman to include specific dates of service for both present and past occupations held during the past five years. Refer to Item 401(e) of Regulation S-K.

<u>Related Transactions, page 32</u>

6.   Please disclose the work services and loan agreements described on page F-10 or advise. Also, clarify that the counterparty to the convertible loan agreement is Infinite Space Investment Ltd., an affiliate of Hua Song Xiu. Refer to Item 404(d) of Regulation S-K.

<u>Recent Sales of Unregistered Securities, page 35</u>

7.   You disclose that you relied on Regulation D under the Securities Act to issue unregistered securities. Please advise why it appears that you did not file a Form D with the Commission for this transaction.

<u>General</u>

8.   Please revise your disclosure to provide the information required by Item 101(h)(5)(iii) of Regulation S-K.

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jeffrey Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott Doney